BioHarvest Sciences Inc.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2025

Expressed in U.S. dollars in thousands

BioHarvest Sciences Inc.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2025

Expressed in U.S. dollars in thousands

BioHarvest Sciences Inc. and its subsidiaries
Unaudited Interim Condensed Consolidated Statements of Financial Position
U.S. dollars in thousands

	Note	As of September 30,	As of December 31,
		2025	2024
Assets
Current assets
Cash and cash equivalents		$ 10,966	$ 2,390
Trade accounts receivable		1,377	1,116
Other accounts receivable		1,062	695
Inventory		4,434	3,655
Total current assets		17,839	7,856

Non-current assets
Restricted cash		405	371
Property, plant and equipment, net		8,243	7,750
Right-of-use assets, net	3	8,701	9,024
Total non-current assets		17,349	17,145
Total assets		$ 35,188	$ 25,001

Liabilities
Current liabilities
Trade accounts payable		$ 3,485	$ 3,525
Other accounts payable		2,740	3,609
Deferred revenue		438	906
Lease liabilities	3	1,445	772
Loans	6	3,699	3,905
Liability for Agricultural Research Organization	9	437	1,140
Accrued liabilities		946	401
Total current liabilities		13,190	14,258

Non-current liabilities
Lease liabilities	3	9,875	9,141
Loans	6	2,343	-
Liability for Agricultural Research Organization	9	2,045	272
Total non-current liabilities		14,263	9,413

Shareholders’ equity (deficit)
Share capital and contributed surplus	4	113,084	97,748
Accumulated deficit		(105,349)	(96,418)
Total Shareholders’ equity (deficit)		7,735	1,330

Total liabilities and shareholders’ equity (deficit)		$ 35,188	$ 25,001

Going concern (Note 1B)

November 13, 2025	‘Zaki Rakib’	‘Ilan Sobel’
Date of approval of the financial statements	Chairman of the Board	Chief Executive Officer

The accompanying notes are an integral part of these Interim Unaudited Condensed Consolidated Financial Statements.

BioHarvest Sciences Inc. and its subsidiaries
Unaudited Interim Condensed Consolidated Statements of Loss and Other Comprehensive Loss
U.S. dollars in thousands (except of share and per share data)

	Three-month period ended September 30,		Nine-month period ended September 30,
	2025	2024	2025	2024
Revenues	$ 9,067	$ 6,539	$ 25,442	$ 17,910
Cost of revenues	3,497	2,825	10,191	8,091
Gross profit	5,570	3,714	15,251	9,819

Operating expenses
Research and development	1,432	1,278	4,014	3,400
Sales and marketing	4,122	3,417	11,790	8,793
General and administrative	936	1,121	3,901	2,928
Total operating expenses	(6,490)	(5,816)	(19,705)	(15,121)

Operating loss	(920)	(2,102)	(4,454)	(5,302)
Finance expenses	1,530	587	4,337	4,655
Net loss before tax	(2,450)	(2,689)	(8,791)	(9,957)
Taxes on income	63	-	140	-
Net loss and comprehensive loss	$ (2,513)	$ (2,689)	$ (8,931)	$ (9,957)

Basic and Diluted loss per share	(0.14)	(0.16)	(0.51)	(0.63)
Weighted Average Number of Shares Outstanding	17,424,564	17,341,577	17,421,194	15,813,051

The accompanying notes are an integral part of these Interim Unaudited Condensed Consolidated Financial Statements.

BioHarvest Sciences Inc. and its subsidiaries
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit)
U.S. dollars in thousands

For the nine-month period ended September 30, 2025:
	Number of shares	Share Capital and contributed surplus	Accumulated deficit	Total equity
Balance, December 31, 2024	17,327,716	$ 97,748	$ (96,418)	$ 1,330
Share based compensation	-	449	-	449
Exercise of options and warrants by employees and consultants	10,948	71	-	71
Issuance of shares in lieu of vested RSUs	5,714	-	-	-
Warrants extension (Notes 4c and 4d)	-	549	-	549
Conversion of Convertible Loans	1,169,758	7,236	-	7,236
Exercise of warrants	1,102,244	7,031	-	7,031
Comprehensive loss for the period	-	-	(8,931)	(8,931)
Balance, September 30, 2025	19,616,380	$ 113,084	$ (105,349)	$ 7,735

For the nine-month period ended September 30, 2024:
	Number of shares	Share Capital and contributed surplus	Accumulated deficit	Total equity (deficit)
Balance, December 31, 2023	13,676,798	$ 68,652	$ (83,505)	$ (14,853)
Exercise of options and warrants by employees and consultants	106,132	408	-	408
Share based compensation	-	454	-	454
Conversion of Convertible Loans	2,940,882	20,527	-	20,527
Issuance of warrants	-	2,296	-	2,296
Reclassification of warrants	-	934	-	934
Issuance of units of securities	603,904	4,330	-	4,330
Comprehensive loss for the period	-	-	(9,957)	(9,957)
Balance, September 30, 2024	17,327,716	$ 97,601	$ (93,462)	$ 4,139

The accompanying notes are an integral part of these Interim Unaudited Condensed Consolidated Financial Statements.

BioHarvest Sciences Inc. and its subsidiaries
Unaudited Interim Condensed Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Nine-months period ended September 30,
	2025	2024
Cash flows from operating activities:
Net loss	$ (8,931)	$ (9,957)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and Amortization	1,191	910
Fair value adjustments of Convertible loans	-	3,482
Fair value adjustments of derivative liability - Warrants	-	408
Interest over Agricultural Research Organization liability	212	288
Re-assessment of Liability for Agricultural Research Organization	(396)	-
Finance expense (income), net	2,915	296
Share based compensation	449	454
Changes in assets and liabilities items:
Change in trade accounts receivable	(261)	(355)
Change in other accounts receivable	(367)	(440)
Change in inventory	(779)	(722)
Changes in trade accounts payable, other accounts payable and accrued liabilities	1,461	(*) 1,298
Changes in deferred revenue	(468)	(*) 43
Net cash used in operating activities	(4,974)	(4,295)

Cash flow from investing activities:
Purchase of property and equipment	(1,701)	(2,442)
Deposit of restricted cash for bank guarantee, net of drawing	4	(185)
Net cash used in investing activities	(1,697)	(2,627)

Cash flow from financing activities
Repayments of lease liabilities	(901)	(412)
Proceeds from loans, net of repayments	10,306	-
Exercise of warrants by investors	5,839	-
Net proceeds from issuance of units of securities	-	4,330
Exercise of options and warrants by employees and consultants	-	408
Net cash provided by financing activities	15,244	4,326

Exchange rate differences on cash and cash equivalents	3	9
Increase (decrease) in cash and cash equivalents	8,573	(2,596)
Cash and cash equivalents at the beginning of the year	2,390	5,355
Cash and cash equivalents at the end of the year	$ 10,966	$ 2,768

Significant non-cash transactions:
Conversion of Convertible loans into shares	7,603	20,527
Exercise of warrants	1,397	-
Reclassification of warrants as an equity instrument	-	934
Purchase of property in installment agreement	-	1,721
Recognition of right-of-use assets and lease liabilities	399	8,648

(*) Certain comparative amounts have been reclassified to conform to the current period presentation

The accompanying notes are an integral part of these Interim Unaudited Condensed Consolidated Financial Statements.

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 1 - GENERAL:

A.Description of the Company and its operations:

BioHarvest Sciences Inc. (the “Company” or “BioHarvest Sciences”), together with its wholly owned subsidiaries, was incorporated under the Business Corporations Act of British Columbia on April 19, 2013. The Company fully owns BioHarvest Ltd. (“BioHarvest”), a company incorporated in Israel, and Superfood Nutraceuticals Inc. (“Superfood”) a company incorporated in Delaware, USA.

BioHarvest was incorporated in January 2007 and commenced its activity in July 2007.

In July 2014, BioHarvest Ltd incorporated a Delaware based wholly owned subsidiary, BioHarvest Inc (“BioHarvest Inc”).

On October 28, 2020, BioHarvest Sciences incorporated a Delaware based wholly owned subsidiary, Superfood Nutraceuticals Inc. (“Superfood”).

The Company is publicly listed and traded on the Nasdaq Stock Market under the symbol BHST, traded on the Frankfurt Stock Exchange under the symbol 8MV0, traded on the Munich Stock Exchange under the symbol 8MV0, traded on the Stuttgart Stock Exchange under the symbol 8MV0 and traded on the Dusseldorf Stock Exchange under the symbol 8MV0.

On February 14, 2025, the Company completed a voluntary delisting process of its common shares from the Canadian Securities Exchange and continue to be listed on the Nasdaq Stock Market.

The registered address of the Company is 1140-625 Howe St., Vancouver, BC V6C 2T6, Canada.

Description of Business

The Company is a biotechnology company that has developed the Botanical Synthesis Platform Technology, which enables the Company to grow, at an industrial scale, the active and beneficial ingredients in certain fruits and plants without the need to grow the plant itself. The Botanical Synthesis Platform Technology is the only non-genetically modified organism platform that can produce plant cells with significantly higher concentrations of active ingredients (as compared to those that are produced naturally), as well as extremely high levels of solubility and bio-availability. The Botanical Synthesis Platform Technology is economical, ensures consistency and avoids the negative environmental impacts associated with traditional agriculture by providing consistent product production, a year-round production cycle and products that are devoid of sugar, calories and contaminants, such as pesticides, heavy metals and residues.

The Company is currently focused on utilizing the Botanical Synthesis Platform Technology to develop the next generation of science-based and clinically proven therapeutic solutions through two business units:

1.The Products Business Unit, comprises:

(a)Nutraceuticals: Research, development, manufacturing, marketing and sales of science-based health and wellness nutraceutical solutions (capsules, powders, chews and other delivery mechanisms such as coffee, teas and protein bars);

(b)Cosmeceuticals: Research and development for future manufacturing, marketing and sales of science-based therapeutic cosmeceutical solutions.

2.The CDMO Services Business Unit comprising a Contract Development and Manufacturing Operation (“CDMO”) that offers customers from the pharmaceutical, cosmeceutical, nutraceutical and nutrition industries the development and future manufacturing of specific plant-based active molecules, via an end-to-end service agreement.

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 1 - GENERAL (Continued):

B. Going concern:

The Company has incurred losses from operations since its inception. As of September 30, 2025, the Company has an accumulated deficit of $105,349. The Company generated negative cash flows from operating activities of $4,974 and a loss in the amount of $8,931 for the nine-month period ended September 30, 2025. As of the date of the issuance of these unaudited interim condensed consolidated financial statements, the Company has not yet commenced generating sufficient sales to fund its operations and therefore depends on fundraising from new and existing investors to finance its activities. These factors raise a substantial doubt about the Company’s ability to continue as a going concern.

The Company’s management plans to fund near-term anticipated activities based on proceeds from capital fund raising, debt instruments in the form of convertible loans, short-term loans, long-term loans and future revenues.

During September 2025, the Company completed an Equity Offering resulting in net proceeds and debts reduction of approximately $14,202 (Notes 4f, 4g, 4h and 4i).

On November 10, 2025, the Company completed a Public Offering resulting in gross proceeds of approximately $19,928. After deducting underwriting fees and transaction-related costs the Company received net proceeds of approximately $18,437 (Note 10c).

The net proceeds from the Equity Offering, the Public Offering and other subsequent events (Notes 10a, 10b) are expected to significantly strengthen the Company’s position of liquidity and support ongoing operations. These events are considered in management’s assessment of the Company’s ability to continue as going concern.

The unaudited interim condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The accompanying unaudited interim condensed consolidated financial statements of the Company were authorized for issue by the Board of Directors on November 13, 2025.

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 1 - GENERAL (Continued):

C. War in Israel:

The Company’s principal place of business, operations and its facilities, where most of its employees are employed, are located in Rehovot and Yavne, Israel. In addition, the majority of the Company’s key employees and senior management are Israeli citizens.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel declared war against Hamas and the Israeli military began to call-up reservists for an active duty.

At the same time, there is also a war between Israel and Hezbollah in Lebanon. On November 27, 2024, a ceasefire agreement was signed by Israel and Lebanon until February 18, 2025. A large-scale fighting between Israel and Hezbollah has not resumed despite the ceasefire’s expiry and the lack of a follow-up agreement.

In June 2025, a significant escalation in hostilities occurred between Israel and Iran, resulting in widespread military operations. On June 24, 2025, Israel and Iran agreed on an immediate ceasefire.

On October 9, 2025, the Israeli Cabinet approved a U.S. brokered cease fire and hostage exchange agreement between Israel and Hamas in Gaza, which came into effect on October 10, 2025.

As of the date of these unaudited interim condensed consolidated financial statements, these events have had no material impact on the Company’s operations.

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 2 - BASIS OF PREPARATION:

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and Interpretations (collectively IFRS Accounting Standards). These interim unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standards IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all the information required for annual consolidated financial statements and should be read in conjunction with the Company’s annual financial statements as of December 31, 2024. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2024, are applied consistently in these unaudited interim consolidated financial statements.

New IFRSs adopted in the period

The following amendments are effective for the period beginning January 1, 2025:

On August 15, 2023, the IASB issued Lack of Exchangeability which amended IAS 21 The Effects of Changes in Foreign Exchange Rates (the Amendments).

These Amendments are applicable for annual reporting periods beginning on or after 1 January 2025. The Amendments introduce requirements to assess when a currency is exchangeable into another currency and when it is not. The Amendments require an entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency. The Amendments also introduce additional disclosure requirements when an entity estimates a spot exchange rate because a currency is not exchangeable into another currency. IAS 21, prior to the Amendments, did not include explicit requirements for the determination of the exchange rate when a currency is not exchangeable into another currency, which led to diversity in practice. When applying for the Amendments, an entity is not permitted to restate comparative information. These Amendments have had no material effect on the unaudited interim condensed consolidated financial statements.

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 3 - LEASES:

The Company leases several facilities in Israel from which it operates. The Company also leases certain items of property and equipment which contain a lease of vehicles.

All leases are stated in Israeli New Shekel (“NIS” or “ILS”) and accounted for by recognizing a right-of-use asset and a lease liability except for:

a. Leases with low value assets; and

b. Leases with a duration of 12 months or less.

On January 16, 2025, the Company amend its lease agreement with the lessor for its Yavne manufacturing facility, until September 2025, subject to 2 extension options for an additional 6 months each. The average monthly fees are NIS 101 ($28), including an annual increase and other adjustments, subject to the Consumer Price Index published by the Israeli Central Bureau of Statistics.

At the commencement of the lease, the Company believes it is probable the 2 extension options for an additional total of 1 year will be exercised. During September 2025, the Company exercised the first extension option for additional 6 months.

On June 1, 2025, the Company amend its lease agreement with the lessor for its Rehovot laboratories and offices facilities, until May 2028. The Company has the option to terminate the lease agreement (partially or completely) within the lease period. The average monthly fees are NIS 63 ($18) subject to the Consumer Price Index published by the Israeli Central Bureau of Statistics.

At the commencement of the lease, the Company believes it is probable that the lease agreement will be partially terminated early.

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 4 - SHARE CAPITAL:

	Number of shares
	September 30, 2025	December 31, 2024
	Issued and outstanding	Issued and outstanding
Common shares	19,616,380	17,327,716

a.The Company is authorized to issue an unlimited number of common shares.

b.On May 27, 2024, the Company’s shareholders approved a 35-for-1 share consolidation, (hereinafter referred to as the 35:1 Share Consolidation) of the Company’s common shares pursuant to which the holders of the Company’s common shares received one common share in exchange for every 35 common shares held. The 35:1 Share Consolidation was approved by the Canadian Securities Exchange and is effective from June 3, 2024. All common shares (issued and unissued) were consolidated on the basis that every 35 common shares of no-par value were consolidated into 1 common share of no-par value.

c.On April 11, 2025, the Company extended the expiry date of 493,239 Early Conversion Warrants and 257,143 Major Investor Warrants by additional 24 months in connection with the new loan facilities (Note 6C) (referring to the Company’s annual financial statements as of December 31, 2024, for further details regarding Early Conversion Warrants and Major Investor Warrants).

d.On June 3, 2025, the Company extended the expiry date of 9,794 Early Conversion Warrants by additional 24 months in connection with the new loan facilities (Note 6C) (referring to the Company’s annual financial statements as of December 31, 2024, for further details regarding Early Conversion Warrants).

e.On June 10, 2025, the Company issued 5,714 common shares in lieu of vested RSUs.

f.On September 19, 2025, as part of the Equity Offering, the Company issued 1,146,474 common shares as a result of the conversion of convertible loans (Note 6D). The net increase in share capital and premium as a result of this transaction is $7,085.

g.On September 19, 2025, as part of the Equity Offering, the Company issued 1,102,244 common shares as a result of the exercise of 836,361 Early Conversion Warrants, 143,921 Major Investor warrants and 121,962 warrants issued on June 28, 2024 (Note 6C) (referring to the Company’s annual financial statements as of December 31, 2024, for further details regarding Early Conversion Warrants, Major Investor Warrants and warrants issued on June 28, 2024). The net increase in share capital and premium as a result of this transaction is $7,031. The exercise price of the exercised warrants was reduced from $7.77 and $11.52 to $6.50 per share (Note 6D).

h.On September 19, 2025, as part of the Equity Offering, the Company issued 10,948 common shares as a result of exercise of warrants (Note 5g). The net increase in share capital and premium as a result of this transaction is $71.

i.On September 29, 2025, as part of the Equity Offering, the Company issued 23,284 common shares as a result of the conversion of convertible loans (Note 6D). The net increase in share capital and premium as a result of this transaction is $151.

j.Following September 30, 2025, the Company completed several equity transactions, including a Public Offering, resulting in issuance of 3,037,919 common shares for aggregate gross proceeds of $21,045 (Note 10).

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 4 - SHARE CAPITAL (Continued)

k.The following table summarizes information about the warrants outstanding as of September 30, 2025:

Warrants Outstanding
September 30, 2025	Exercise Price	Expiry Date
117,110	$7.77	October 30, 2025
257,143	$7.77	October 30, 2027
29,016	$11.52	December 28, 2025
141,787	$7.77	October 30, 2025
276,566	$7.77	October 30, 2027
81,508	$7.77	December 22, 2025
22,994	$7.77	December 22, 2027
926,124	-	-

NOTE 5 - SHARE BASED COMPENSATION:

a.Options granted under the Company’s 2025 Equity Incentive Plan (“Plan”) are exercisable within 10 years from the date of grant upon payment of the exercise price as indicated in the Plan.

b.On August 14, 2025, the Company granted employees and consultants 60,140 options to purchase shares of the Company at $9.22 per share under the Company’s share option plan. 43,712 options will vest quarterly over a 3-year period, 11,428 options will vest quarterly over a 2-year period and 5,000 options will vest monthly over a 2-year period. The total value of the options granted is $284.

c.On August 25, 2025, the Company granted employees, consultants and directors 18,572 options to purchase shares of the Company at $8.30 per share under the Company’s share option plan. The options will vest quarterly over a 3-year period. The total value of the options granted is $79.

d.A summary of activity related to options granted to purchase the Company’s shares under the Company’s Plan is as follows:

	September 30, 2025		December 31, 2024
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding at beginning of period	1,902,090	6.30	1,807,456	6.15
Changes during the period:
Granted	78,712	9.00	214,885	6.23
Exercised	-	-	(106,132)	3.67
Forfeited	(16,667)	6.68	(14,119)	5.89
Options outstanding at end of period	1,964,135	6.32	1,902,090	6.30
Options exercisable at period end	1,724,405	6.22	1,620,445	6.04

The options outstanding on September 30, 2025, had a weighted-average contractual life of 5.95 years (September 30, 2024: 6.55 years)

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 5 - SHARE BASED COMPENSATION (Continued):

e.A summary of activity related to warrants granted to purchase the Company’s shares, accounted for as share-based compensation, is as follows:

	September 30, 2025		December 31, 2024
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Warrants outstanding at beginning of period	73,557	7.54	64,986	7.66
Changes during the period:
Issued	-	-	8,571	6.65
Exercised	(10,948)	7.66	-	-
Expired	-	-	-	-
Warrants outstanding at end of period	62,609	7.52	73,557	7.54

The following table summarizes information about the warrants outstanding as of September 30, 2025:

Warrants Outstanding
September 30, 2025	Exercise Price	Expiry Date
54,038	$7.66	October 25, 2027
8,571	$6.66	April 26, 2026
62,609

f.On April 11, 2025, the Company extended the expiry date of 64,986 warrants by additional 24 months in connection with the new loan facilities (Note 6C).

g.On September 19, 2025, as part of the Equity Offering, the Company reduced the exercise price of 10,948 warrants that were exercised from $7.66 to $6.50 per share (Notes 4h and 6D).

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 6 - LOANS:

A.Short-term loans:

During the nine-month period ended September 30, 2025, the Company borrowed from private investors $1,677 under the following terms:

1) The Company will pay a 16% annual interest rate, with equal payments to be made monthly against both principal and interest.

2) The Company will pay a 20% annual interest rate with a payment of both principal and interest at the end of the loan term.

Any loan amount will have a term of 12 months from the date the funds are received.

A summary of movements of principal and interest during the nine-month period ending September 30, 2025, is as follows:

	16%	20%	Total
Balance as of January 1, 2024	-	-	-
Proceeds from drawing loans	1,510	1,907	3,417
Accrued interest recognized in Profit or loss	26	34	60
Repayment of principal and interest	(103)	-	(103)
Balance as of December 31, 2024	1,433	1,941	3,374
Proceeds from drawing loans	1,040	637	1,677
Accrued interest recognized in Profit or loss	204	393	597
Repayment of principal and interest	(1,999)	-	(1,999)
Debt redemption upon issuance of convertible loan facility (*)	-	(573)	(573)
Balance as of September 30, 2025	678	2,398	3,076

The outstanding balance is presented as short-term loan.

(*) On September 19, 2025, existing lenders redeemed their principal and accrued interest upon issuance of convertible loan facility (Note 6D).

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 6 - LOANS (Continued):

B.Unconverted portion of Convertible loan A:

On maturity date of Convertible loan A (referring to the Company’s annual financial statements as of December 31, 2024, for further details regarding convertible loan A). an amount of $521 of unconverted portion of Principal Loan Amount and any interest accrued up to the maturity date is due for immediate payment. The Company accrue interest of 9% per annum over the due amount from the maturity date up to the date it will fully repay.

The Company and the lender mutually agreed to fully repay the outstanding loan balance on October 30, 2025.

	Unconverted Principal Loan Amount and interest	Interest up to fully repay	Total
Balance as of January 1, 2024	-	-	-
Reclassification of unconverted portion of Principal Loan Amount and interest	521	-	521
Accrued interest recognized in Profit or loss	-	10	10
Balance as of December 31, 2024	521	10	531
Accrued interest recognized in Profit or loss	-	37	37
Balance as of September 30, 2025	521	47	568

The outstanding balance is presented as short-term loan.

C.Returning investor notes:

During the nine-month period ended September 30, 2025, the Company received $3,925 as part of new loan facilities, available for lenders who participated in convertible loan B (referring to the Company’s annual financial statements as of December 31, 2024, for further details regarding convertible loan B).

On April 11, 2025, the Company announced the first closing date of the offer and issued notes for an aggregate amount of $3,848.

On June 3, 2025, the Company announced the second closing date of the offer and issued notes for an aggregate amount of $77.

The loans bear interest at a rate of 5%, 10% and 12% per annum, paid on a quarterly or annually basis. The term of the loans is 24 months from the closing dates.

Any accrued interest for the period between proceeds of the loans and issuance of the notes will be added to the principal amount of the notes as incremental principal.

As additional compensation, the Company extended 503,033 Early Conversion Warrants, 257,143 Major Investor Warrants and 64,986 warrants that were accounted as shared based compensation held by the lenders for additional 24 months (Notes 4c, 4d and 5f) (referring to the Company’s annual financial statements as of December 31, 2024, for further details regarding Early Conversion Warrants and Major Investor Warrants).

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 6 - LOANS (Continued):

C.Returning investor notes (Continued):

The Company accounted for these transactions in accordance with the treatment of an issuance of freestanding instruments issued together. Firstly, the Company measured the value of the liability loan component (principal and interest), at fair value. Secondly, the remainder of the transaction price was allocated to the hybrid instrument as an equity component which represents the value of the warrant extension for 24 months.

The initial adjustments to the fair value of the liability component were accounted for as discount debt to the notes and as an equity reserve. The discount debt is amortized to profit and loss on straight line basis over the contractual life of the notes to reflect its fair value at each reporting period.

	5%	10%	12%	Total
Balance as of December 31, 2024	-	-	-	-
Proceeds from drawing loans	500	2,039	1,386	3,925
Accrued interest recognized as incremental principal	2	1	19	22
Repayment of principal and interest	-	(97)	-	(97)
Recognition of debt discount	(37)	(331)	(181)	(549)
Amortization of debt discount	37	102	111	250
Accrued interest recognized in Profit or loss	11	97	81	189
Debt redemption upon exercising of Early conversion warrants (*)	(513)	(185)	(699)	(1,397)
Balance as of September 30, 2025	-	1,626	717	2,343

The outstanding balance is presented as long-term loan.

(*) On September 19, 2025, lenders redeemed some or all of their outstanding loan balance by cash-less exercising of warrants. 198,738 Early conversion warrants, 5,230 warrants issued on June 28, 2024 and 10,948 warrants that were accounted as shared based compensation, were exercised as part of the cash-less transactions (Note 4g, 4h and 5g).

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 6 - LOANS (Continued):

D.Convertible loan facility:

During the nine-month period ended September 30, 2025, the Company received $6,800 as part of a new convertible loan facility. In addition, existing lenders under the Short-term loans redeemed their outstanding loan balance of $573 by entering to the convertible loan facility (Note 6A), as well as pre-funded $200 entered to the convertible loan facility.

The convertible loan facility will bear interest at a rate of 8% per annum, paid on an annual basis. The term of the convertible loan is 36 months from the closing date (the “Maturity Date”). The lender may, at any time following 12 months from the closing date (the “First Anniversary”), prior to the Maturity Date, elect to convert any unconverted portion of the principal amount together with the accrued interest into common shares at the Conversion Price (as defined below).

The conversion price is the price per share (the “Conversion Price”) that is equal to Closing Market Average (as defined below) of the Company’s common shares on the date of conversion less a discount of 20% but in any event not less than the Closing Market Price on the date of issuance (the “Floor Price”) and not higher than three times the Floor Price if converted after the First Anniversary and before 24 months following the closing date (the “Second Anniversary”) and five times the Floor Price if converted after the Second Anniversary.

The closing market average is the average of the published closing price (the “Closing Market Average”) of the common shares of the Company for the 20 days prior to conversion.

Any accrued interest for the period between proceeds of the funds and issuance of the convertible notes will be added to the principal amount of the convertible notes as incremental principal.

In case of an equity offering of not less than $1,000 is made by the Company (the “Equity Offering”) after the Closing Date, the holder will have the option to convert the entire principal amount and any interest accrued up to and including the closing date of the Equity Offering into common shares at the same price as the Equity Offering.

On September 19, 2025, the Company announced the first closing of $7,452 convertible loans.

On September 29, 2025, the Company announced the second closing of $151 convertible loans.

As of September 30, 2025, $55 out of the total amount received was not issued and remain open.

On each closing date, the Company offered the convertible loan holders the opportunity to convert any unconverted portion of the principal amount together with the accrued interest into common shares at a conversion price of $6.50.

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 6 - LOANS (Continued):

D.Convertible loan facility:

On September 19, 2025, the Company issued 1,146,474 common shares as a result of the conversion of $7,452 at a conversion price of $6.5.

On September 29, 2025, the Company issued 23,284 common shares as a result of the conversion of $151 at a conversion price of $6.5.

The Company recorded finder’s fees of $503 in connection with the transactions.

Balance as of December 31, 2024	-
Proceeds from drawing loans	6,800
Accrued interest recognized as incremental principal	85
Debt redemption upon issuance of convertible loan facility (Note 6A)	573
Pre-funded proceed entering as convertible notes	200
Conversion of convertible notes into common shares	(7,603)
Balance as of September 30, 2025	55

The outstanding balance is presented as short-term loan.

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 7 - RELATED PARTIES TRANSACTIONS:

Related parties including the Company’s CEO, CFO, Chairman of the Board and Directors.

Related party transactions:

	Three months ended September 30, 2025	Nine months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2024
Compensation for key management personnel of the Company:
CEO Management fees	170	572	115	319
Chairman of the Board Management fees	105	419	99	330
CFO Management fees	71	174	8	23
Directors Management fees	54	161	-	-
Share based compensation to CEO	-	-	-	-
Share based compensation to Chairman of the Board	-	-	-	-
Share based compensation to CFO	1	4	-	-
Other related party transactions:
Accrued interest to a close member of the Chairman of the Board	28	90	-	-
Accrued interest to CFO	8	24	-	-
Issuance of shares to Directors (*)	11	11	-	142
Issuance of units of securities to Directors (**)	-	-	-	50
Share-based compensation to Directors (Note 5c)	11	19	9	14

Related party balances:

	As of September 30,
	2025	2024
Due to the CEO	296	115
Due to the Chairman of the Board	709	-
Due to the CFO	269	-

Bonus plan

The Company’s Chairman of the Board, CEO, CFO and key management employees are entitled to receive an annual bonus based on performance.

(*) Issuance of shares to Directors

On March 28, 2024, in connection with the issuance of convertible loan A (referring to the Company’s annual financial statements as of December 31, 2024, for further details regarding convertible loan A), a director of the Company converted his carrying amount which consist of principal and accrued interest into 21,744 common shares.

On September 19, 2025, as part of the Equity Offering, a director of the Company exercised 1,750 warrants.

(**) Issuance of unit of securities

On June 28, 2024, in connection with a private placement financing, an independent director of the Company participated by investing an aggregate amount of $50 which resulted in the issuing of 7,000 units.

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 8 - OPERATING SEGMENTS:

The Company has two operating segments or business units: the Products business unit and the CDMO Services business unit. In identifying these operating segments, management generally follows the Company service lines representing its main products and services.

The Company’s chief operational decision maker reviews the Company’s internal reports for performance evaluation and resource allocations. The Company’s management determined the operational segments based on these reports. The chief operational decision maker examines the performance of the operating segments based on the measurement of operating profit. No information was presented on the assets and liabilities of the segments because these items are not analyzed by the main operational decision maker in segmentation.

The Company’s chief operating decision maker is the chief executive officer.

Segment description

1.Products business unit

oNutraceuticals: Research, development, manufacturing, marketing and sales of science-based health and wellness nutraceutical solutions (capsules, powders, chews and other delivery mechanisms such as coffee, teas and protein bars);

oCosmeceuticals: Research and development for future manufacturing, marketing, and sales of science-based therapeutic cosmeceutical solutions.

2.CDMO Services business unit

Offering customers from the pharmaceuticals, cosmeceuticals, nutraceuticals, and nutrition industries through an end-to-end service agreement for development and manufacturing of specific plant-based active molecules.

Segment information

	For the three months ended September 30, 2025
	Products	CDMO Services	Total
Revenues	8,393	674	9,067
Cost of revenues	3,336	161	3,497
Research and development	1,156	276	1,432
Segment loss (profit)	1,078	(158)	920
Finance expense, net			1,530
Tax expenses			63
Net loss and comprehensive loss			2,513

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 8 - OPERATING SEGMENTS (Continued):

	For the nine months ended September 30, 2025
	Products	CDMO Services	Total
Revenues	24,134	1,308	25,442
Cost of revenues	9,775	416	10,191
Research and development	3,047	967	4,014
Segment loss	4,051	403	4,454
Finance expense, net			4,337
Tax expenses			140
Net loss and comprehensive loss			8,931

	For the three months ended September 30, 2024
	Products	CDMO Services	Total
Revenues	6,457	82	6,539
Cost of revenues	2,825	-	2,825
Research and development	1,023	255	1,278
Segment loss	1,795	307	2,102
Finance expenses, net			587
Tax expenses			-
Net loss and comprehensive loss			2,689

	For the nine months ended September 30, 2024
	Products	CDMO Services	Total
Revenues	17,678	232	17,910
Cost of revenues	7,984	107	8,091
Research and development	2,843	557	3,400
Segment loss	4,760	542	5,302
Finance expense, net			4,655
Tax expenses			-
Net loss and comprehensive loss			9,957

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 8 - OPERATING SEGMENTS (Continued):

Entity wide disclosures

	External revenue by location For the nine months ended September 30,
	2025	2024
Israel	2,833	1,589
North America	22,609	16,321
	25,442	17,910

	External revenue by location For the three months ended September 30,
	2025	2024
Israel	1,231	530
North America	7,836	6,009
	9,067	6,539

Additional information about revenue

There is no single customer for which revenue amounts to 10% or more of total revenue reported in these financial statements for the three and nine months ended September 30, 2025, and 2024.

NOTE 9 - LIABILITY FOR AGRICULTURAL RESEARCH ORGANIZATION:

In March 2007, the Company entered into a Research and Exclusive License Agreement (the “Agreement”) with The Agricultural Research Organization - Volcani Institute (the “ARO”). The ARO granted the Company an exclusive worldwide license to use its patent as part of the manufacturing of red grape cell powder only.  The ARO is entitled to receive 3% royalties from any sale of red grape cell powder products by the Company until the end of February 2026.

In September 2025, the Company and ARO executed an amendment to the existing agreement, establishing updated payment terms. Under the revised terms, the total amount payable was set at $3,600. The Company is required to remit payments equal to 1% of its quarterly revenue from sales of red grape cell powder products until the total payable amount is fully settled. Accordingly, the Company reassessed and remeasured the related liability to reflect the amended terms.

NOTE 10 - SUBSEQUENT EVENTS:

a)On October 14, 2025, the Company issued 1,786 common shares as a result of exercise of options by employees and consultants. The proceeds from this transaction are $9.

b)Following September 30, 2025, until November 13, 2025, the Company issued 189,279 common shares as a result of exercise of warrants. The proceeds from these transactions are $1,108.

c)On November 10, 2025, the Company completed a Public Offering (the “Public Offering”) of 2,846,854 common shares at a price of $7.00 per share. The gross proceeds from this transaction are approximately $19,928. After deducting underwriting discounts, commissions, and other transaction-related costs totaling approximately $1,491, the Company received net proceeds of approximately $18,437.